Exhibit (a)(1)(D)

Offer to Exchange
Outstanding Public Warrants to Purchase Common Stock
of
Shift Technologies, Inc.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, ON DECEMBER 23, 2020, UNLESS THE OFFER IS EXTENDED.

November 25, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Shift Technologies, Inc. (“Shift” or the “Company”), a Delaware corporation, formerly known as Insurance Acquisition Corp. (“IAC”), is offering to holders of 7,532,494 outstanding publicly traded warrants (“Public Warrants”), originally issued in connection with the initial public offering of IAC’s securities on March 22, 2019 (“IAC IPO”), the opportunity to receive a combination of 0.25 shares of the Company’s Class A common stock and $1.00 in cash, without interest (“Exchange Consideration”) and less any required withholding taxes, in exchange for every outstanding Public Warrant tendered by the holder.

The offer is upon the terms and subject to certain conditions described in this Offer to Exchange (this “Offer to Exchange”) and in the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent,” which together with the Offer to Exchange, as they may be amended or supplemented from time to time, constitute the “Offer”).

As part of the Offer, the Company is also soliciting consents from the holders of the Public Warrants to amend the Warrant Agreement (the “Warrant Amendment”), which governs the terms of all Public Warrants, to permit the Company to require that each Public Warrant that is outstanding upon the closing of the Offer be converted into a combination of 0.225 shares of the Company’s Class A common stock and $0.90 in cash, without interest. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants is required to approve the Warrant Amendment. Holders of the Public Warrants who desire to tender their Public Warrants pursuant to the Offer are required to consent to the Warrant Amendment. The foregoing is only a summary of the Warrant Amendment, and is qualified by reference to the full text of the Warrant Amendment, set forth as Annex A to the Offer to Exchange.

Warrants eligible to be tendered pursuant to the Offer include all of the Company’s Public Warrants, but do not include the Company’s warrants issued in a private placement in connection with the IAC IPO.

The Offer is only open for Public Warrants.

Please furnish copies of the enclosed materials to your clients for whom you hold Public Warrants registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the warrants shall refer to Public Warrants to purchase shares of Class A common stock of the Company.

Enclosed with this letter are copies of the following documents:

1.      Offer to Exchange dated November 25, 2020;

2.      Letter of Transmittal and Consent (including Form W-9), for your use in accepting the Offer and tendering Public Warrants of your clients;

3.      Notice of Guaranteed Delivery with respect to Public Warrants, to be used to accept the Offer in the event (a) your Public Warrants are not immediately available, (b) the procedure for book-transfer cannot be completed on a timely basis, or (c) time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in the Letter of Transmittal and Consent);

4.      Letter to Clients, for you to send to your clients and for whose account you hold Public Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

5.      Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

Public Warrant holders must make their own decision as to whether to tender their Public Warrants and, if so, how many Public Warrants to tender and at what price or prices. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exchange and in the Letter of Transmittal and Consent, including the Company’s reasons for making the Offer.

It is our current intent not to conduct another tender offer to exchange Public Warrants. However, we reserve the right to do so in the future, including by redemption of the Public Warrants if and when we are permitted to do so pursuant to the terms of the Public Warrants.

All tenders must be in proper form as described in Section 3 of the Offer to Exchange to be valid.

We urge you to contact your clients promptly. Please note that the Offer period and withdrawal rights will expire at 12:00 Midnight, Eastern Time, on December 23, 2020, unless the Offer period is extended.

Under no circumstances will interest be paid on the Exchange Consideration of the warrants regardless of any extension of, or amendment to, the Offer or any delay in paying for such warrants.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than to the Depositary and the Information Agent, as described in the Offer to Exchange) in connection with the solicitation of tenders of Public Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to the exchange of Public Warrants pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Exchange).

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Exchange.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

SHIFT TECHNOLOGIES, INC.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

470 West Avenue, 3rd Floor
Stamford, CT 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage firms, please call: (203) 658-9400
Email: SFTTW.info@investor.morrowsodali.com